

June 18, 2012

Via E-mail
Mr. Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

> **RE: Ameriprise Financial, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 9, 2012**
> **Response dated May 24, 2012**
> **File No. 1-32525**

Dear Mr. Berman:

We have reviewed your response letter dated May 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

Item 1A. Risk Factors
Breaches of security or interference with our technology infrastructure could harm our business, page 35

1. Based on your response to comment one in our April 24, 2012 letter, it appears that you have experienced cybersecurity incidents that have not been material to your business or results of operations. If true, in future filings, please simply state this fact.

Management's Discussion and Analysis, page 42

General

2. We note your response to comment five in our letter dated April 24, 2012. Please also discuss the specific underlying reasons for changes in assumptions which significantly impacted the amortization amounts of deferred acquisition costs from period to period. For example, please discuss what led to the extensions of annuity amortization periods. Please also explain spread compression. Please show us in your supplemental response what the revisions will look like in future filings.

3. We note your response to comment six in our letter dated April 24, 2012. Please help us better understand how you determined that flow and market appreciation/(depreciation) information related to Assets under Administration is not meaningful. In this regard, we note that you do earn certain fees based on a contractual percentage of these assets. Please help us understand how significant the fees are which are earned based on a percentage of these assets compared to those fees earned on a transactional basis. Please provide to us the amounts recorded related to each of these for each of the three years ended December 31, 2011 as well as the three months ended March 31, 2012.

Consolidated Results of Operations, page 52

4. We note your response to comment seven in our letter dated April 24, 2012. Your revised presentation does not appear to separately present each significant component on a gross basis in your rollforwards of Assets Under Management, including redemptions and distributions. Please advise or revise as necessary. Please show us in your supplemental response what the revisions will look like in future filings.

5. We note your response to comment eight in our letter dated April 24, 2012. Please separately discuss redemptions as well as any additional significant components which impact your Assets Under Management. In your proposed discussion for the Advice & Wealth Management Assets Under Management, you state that the average S&P 500 Index increased 11% in 2011 compared to 2010. In light of this, please help us understand why there was market depreciation based on your rollforward. Please show us in your supplemental response what the revisions will look like in future filings.

Liquidity and Capital Resources, page 86

Cash Flows
Operating Activities, page 89

6. We note your response to comment 10 in our letter dated April 24, 2012. Please ensure that you also discuss the underlying causes for changes in the other significant components of

cash flows from operating activities from period to period as well as those related to net cash collateral held related to derivative instruments. Please show us in your supplemental response what the revisions will look like in future filings.

Consolidated Statements of Cash Flows, page 102

7. We note your response to comments 13 and 14 in our letter dated April 24, 2012 and have the following additional comments.
   - Please explain why the components of the unrealized (gains) losses in net investment income are not separately presented as adjustments to reconcile net income to net cash provided by operating activities; and
   - Please provide us with the separate components of the changes in other operating assets and liabilities of consolidated investment entities, net for each of the three years ended December 31, 2011. For 2011, you presented a $188 million net change in operating assets and liabilities of consolidated investment entities in your Form 10-K for the year ended December 31, 2011. Please help us reconcile this amount to the new line items you intend to present based on your proposed disclosures.

Notes to the Financial Statements

Note 22. Commitments, Guarantees and Contingencies
Guarantees, page 159

8. We note your response to comment 20 in our letter dated April 24, 2012. In a similar manner to your response, please disclose the circumstances in which you provide capital support payments to your funds and waive fees as well as the amounts of capital support payments made and fees waived during each period presented.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief